MAXCO, INC. AND SUBSIDIARIES

EXHIBIT 21 - SUBSIDIARIES OF MAXCO, INC.

SUBSIDIARIES OF MAXCO, INC.

State of
Incorporation

Atmosphere Annealing, Inc.	Michigan
Ledges Commerce Park, Inc.	Michigan
PSICO, Inc. (formerly Pak-Sak Industries, Inc.)—Inactive	Michigan
Parcco, Inc.—Inactive	Michigan